Ostin Technology Group Co., Ltd.

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

September 3, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Ostin Technology Group Co., Ltd.
Registration Statement on Form F-1, as amended
Filed on August 30, 2024
File No. 333-280614

Dear Mr. Patrick Fullem:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ostin Technology Group Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1, as amended so that it will become effective at 5:00 p.m. ET on Thursday, September 5, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Tao Ling
Tao Ling
Chief Executive Officer

cc:	Ortoli Rosenstadt LLP